UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*
MIRAMAR MINING CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

60466E
(CUSIP Number)

September 22, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60466E

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
DUNDEE PRECIOUS METALS INC.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization:		Canada

Number of	5. Sole Voting Power	18,917,545
Shares
Beneficially	6. Shared Voting Power	0
Owned by
Each	7. Sole Dispositive Power	18,917,545
Reporting
Person With	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 18,917,545

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9) 11.85%

12. Type of Reporting Person (See Instructions) CO

Item 1. (a) Name of Issuer
                  Miramar Mining Corporation

Item 1. (b) Address of Issuer's Principal Executive Offices
                 889 Harbourside Drive, Suite 300, North Vancouver, British Columbia, V7P 3S1

Item 2. (a) Name of Person Filing
                 Dundee Precious Metals Inc.

Item 2. (b) Address of Principal Business Office or, if none, Residence
                 Suite 3060, Royal Bank Plaza
                 South Tower
                 200 Bay Street, P.O. Box 30
                 Toronto, Ontario
                 M5J 2J1

Item 2. (c) Citizenship
                  Canada

Item 2. (d) Title of Class of Securities
                  Common Stock

Item 2. (e) CUSIP Number
                  60466E

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned:  See item 9 above.
(b) Percent of class:  See item 11 above.
(c) Number of shares as to which the person has:
                       (i) Sole power to vote or to direct the vote
                       (ii) Shared power to vote or to direct the vote
                       (iii) Sole power to dispose or to direct the disposition of
                       (iv) Shared power to dispose or to direct the disposition of
                   See items 5-8 above.

Item 5. Ownership of Five Percent or Less of a Class
             Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
             Not applicable.

Item 8. Identification and Classification of Members of the Group
             Not applicable

Item 9. Notice of Dissolution of Group
             Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2005

By:	"Lori E. Beak"
Lori E. Beak
Vice President and
Corporate Secretary
Dundee Precious Metals Inc.